

June 12, 2013

Via E-mail
P. Scott Stubbs
Executive Vice President and Chief Executive Officer
Extra Space Storage Inc.
2795 East Cottonwood Parkway, Suite 400
Salt Lake City, UT

> **Re: Extra Space Storage Inc.**
> **Form 10-K for fiscal year ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 1-32269**

Dear Mr. Stubbs:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Consolidated Financial Statements

General

1.   Please disclose additional information regarding your tenant reinsurance program including the period over which you recognize the premiums, your reserve policy, the maximum exposure per claim, the number of claims made during each reporting period, and any reinsurance arrangement that you might have entered into. Lastly, please disclosure a roll forward of your liability of unpaid claims similar to the one proscribed in ASC 944-40-50-3. Within your response, please provide us with an example of the disclosures you intend to include in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding the comment on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief